Exhibit 99.2

Sir Joseph Banks Corporate Park Suite 3 Level 2 32 Lord Street Botany NSW 2019	Telephone 612 8113 1600 Facsimile: 612 8113 1622 info@simsmm.com www.simsmm.com

14 November 2013

Manager Companies

Company Announcements Office

Australian Securities Exchange Ltd

Level 4, 20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Results of 2013 Annual General Meeting

Sims Metal Management Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution as set out in the attached proxy summary.

Yours faithfully

Frank Moratti

Group General Counsel and Company Secretary

Sims Metal Management Limited

ABN 69 114 838 630

Sims Metal Management Limited	Proxy Summary
2013 Annual General Meeting	Thursday, 14 November 2013

1)	Re-elect Mr Chris Renwick as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
146,746,664	2,286,179	111,584	6,181,935

The motion was carried as an ordinary resolution on a show of hands.

2)	Re-elect Tamotsu Sato as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
147,743,350	1,262,557	117,516	6,186,889

The motion was carried as an ordinary resolution on a show of hands.

3)	Re-elect Robert Bass as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
147,583,286	1,425,956	132,435	6,186,685

The motion was carried as an ordinary resolution on a show of hands.

4)	Adopt Remuneration Report for year end 30 Jun 2013

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
134,002,748	14,929,730	178,822	6,149,115

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
139,772,198	15,467,602	180,822

5)	Grant of signing RSU award to Mr Claro

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
132,582,278	16,388,383	203,856	5,738,260

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
137,945,792	16,916,115	207,299

6)	To Approve the participation in the Sims Metal Management Long Term Incentive Plan by Mr Claro

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
139,251,035	9,777,751	154,886	5,728,392

The motion was carried as an ordinary resolution on a show of hands.

7)	Termination benefits for Mr Claro

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
128,905,838	20,100,195	174,689	5,728,365

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
134,255,033	20,638,572	175,689